Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 20, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11766
Balanced Income Equity and ETF Portfolio, Series 71
(the “Trust”)
CIK No. 2030722 File No. 333-281739

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Common Stock portion of the portfolio is comprised of 15 approximately equally weighted, sector-diverse equity income stocks. The Staff notes that 15 equity securities are less likely to be diversified if held in large, mid and small capitalization companies (as opposed to just large capitalization companies). Please consider adding diversification risk disclosure if the Trust is ultimately a 15-stock portfolio with mixed capitalization. Otherwise, please supplementally explain why the Trust believes 15 stocks constitutes a diversified portfolio of investments.

Response:With respect to the Staff’s comment, the Trust believes that the existing risk disclosure is appropriate for the Trust’s investments. The disclosure states that the Trust invests in a diversified portfolio of common stocks and ETFs. The term “diversified” is meant only to describe that the Trust holds a diversified portfolio of securities. Further, the reference to “sector-diverse” common stocks is in reference to the Trust holding 15 common stocks from approximately 10 different Global Industry Classification Standard (“GICS®”) sectors, thus making the common stock portion of the portfolio “sector-diverse.” The Trust believes that the sector-diverse nature of the dividend-paying common stocks (which makes up approximately 50% of the Trust’s portfolio) combined with the fixed income ETFs (which makes up approximately 50% of the Trust’s portfolio) provides a diversified portfolio of securities.

2.Given that the universe of common stocks may include those with a market capitalization of over $5 billion, please include disclosure in the Portfolio Selection Process and Risk Factors sections, as appropriate, if the Trust has exposure to small and/or mid capitalization companies.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to small and/or mid capitalization companies, appropriate disclosure will be added to the Portfolio Selection Process and Risk Factors sections of the Trust’s prospectus.

3.Please disclose any ETF screening metric in the selection criteria regarding distressed debt securities (e.g., distressed debt securities as a percentage of an ETFs holdings).

Response:The Trust notes that there are no screening metrics for distressed debt securities for the Trust’s portfolio selection process and that distressed debt securities are not a principal investment of the Trust. Any exposure to distressed debt securities is incidental to the Trust’s high yield bond holdings through the Trust’s investments in the ETFs. Nevertheless, due to this incidental exposure, the Trust includes risk disclosure relating to distressed debt securities in its High-Yield Securities risk. Therefore, the Trust believes the disclosure, as currently presented, is appropriate for investor comprehension.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon